SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM U5S



                                  ANNUAL REPORT


                      For the year ended December 31, 2001



       Filed pursuant to the Public Utility Holding Company Act of 1935 by



                        Great Plains Energy Incorporated
                      (Name of registered holding company)


                                   1201 Walnut
                           Kansas City, Missouri 64106
                    (Address of principle executive offices)




               Name, Title and Address of Officer to Whom Notices
                  and Correspondence Concerning This Statement
                              Should be Addressed:


                               Andrea F. Bielsker
         Vice President - Finance, Chief Financial Officer and Treasurer
                        Great Plains Energy Incorporated
                                   1201 Walnut
                           Kansas City, Missouri 64106

                                TABLE OF CONTENTS

                                                                           Page

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF
        DECEMBER 31, 2001                                                   3-6

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS                               7

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF
        SYSTEM SECURITIES                                                   8-9

ITEM 4. ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM
        SECURITIES                                                           10

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES                  11-15

ITEM 6. OFFICERS AND DIRECTORS

         Part I.   Name, principle business address and positions
                   held as of December 31, 2001                           16-23

         Part II.  Financial connections as of December 31, 2001             24

         Part III. Compensation and other related information             25-33

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS                                   34

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

         Part I. Service, sales and construction contracts between System
                 companies                                                   35

         Part II. System companies with contracts to purchase services
                  or goods from other affiliated companies                   36

         Part III. Management, supervisory, or financial advisory services   36

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                   36

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS                                37-48

SIGNATURES                                                                   49

Unless otherwise noted, the information contained in this Annual Report is for the reporting period October 1, 2001 (the registration date of Great Plains Energy Incorporated) to December 31, 2001.


ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001



                                                                                 % of       Issuer Book      Owner's Book
                                                             Number of Common   Voting         Value            Value
                     Name of Company                           Shares Owned      Power        (000's)          (000's)
---------------------------------------------------------- ------------------ ------------ --------------- -----------------
---------------------------------------------------------- ------------------ ------------ --------------- -----------------

Great Plains Energy Incorporated
Investment in unsecured debt                                             n/a          n/a       $  83,341         $  83,341

  Great Plains Power Incorporated                                          1         100%       $     677         $     677

  Kansas City Power & Light Company                                        1         100%       $ 744,383         $ 744,383
  Investment in unsecured debt                                           n/a          n/a       $  32,564         $  32,564

    Kansas City Power & Light
     Receivables Company                                               1,000         100%       $     856         $     856

    Wolf Creek Nuclear Operating Corporation
     (Note 1)                                                             47          47%       $     0.1         $   0.047

    Home Service Solutions Inc.                                   46,902,140         100%       $  23,319         $  23,319
    Investment in unsecured debt                                         n/a          n/a       $   7,023         $   7,023

      Worry Free Service, Inc.                                     9,500,000         100%       $   8,292         $   8,292

      R.S. Andrews Enterprises, Inc. (Note 2)                     12,037,383          76%       $  12,044         $  (2,761)
      Investment in unsecured debt                                       n/a          n/a       $   1,617         $   1,617

        RSA Services Termite & Pest
         Control, Inc.                                                   100         100%       $    (521)        $    (521)

        R.S. Andrews Enterprises of
         Alabama, Inc.                                                   100         100%       $  (2,082)        $  (2,082)

        R.S. Andrews Enterprises of
         Charleston, Inc.                                                100         100%       $      44         $      44
         Investment in unsecured debt                                    n/a          n/a       $     103         $     103

        R.S. Andrews Enterprises of
         Columbus, Inc.                                                  100         100%       $  (3,831)        $  (3,831)

        R.S. Andrews Enterprises of
         Dallas, Inc.                                                    100         100%       $    (261)        $    (261)
         Investment in unsecured debt                                    n/a          n/a       $      47         $      47

        R.S. Andrews Enterprises of
         Kansas, Inc.                                                    100         100%       $  (1,304)        $  (1,304)
         Investment in unsecured debt                                    n/a          n/a       $      87         $      87

        R. S. Andrews Enterprises of South
         Carolina, Inc.                                                  100         100%       $    (517)        $    (517)
         Investment in unsecured debt                                    n/a          n/a       $      53         $      53

        R.S. Andrews of Chattanooga, Inc.                                100         100%       $    (207)        $    (207)
        Investment in unsecured debt                                     n/a          n/a       $     193         $     193

        R.S. Andrews of Fairfax, Inc.                                    100         100%       $    (555)        $    (555)

        R.S. Andrews of Maryland, Inc.                                   100         100%       $     832         $     832
        Investment in unsecured debt                                     n/a          n/a       $   1,023         $   1,023





                                                                                 % of       Issuer Book      Owner's Book
                                                            Number of Common    Voting         Value            Value
                     Name of Company                          Shares Owned       Power        (000's)          (000's)
---------------------------------------------------------- ------------------ ------------ --------------- -----------------
---------------------------------------------------------- ------------------ ------------ --------------- -----------------

        R.S. Andrews Services, Inc.                                      100         100%      $ (10,011)        $ (10,011)

        R.S. Andrews of Stuart II, Inc.                                  100         100%      $  (2,851)        $  (2,851)
        Investment in unsecured debt                                     n/a          n/a      $      15         $      15

        R.S. Andrews of Tidewater, Inc.                                  100         100%      $      19         $      19
        Investment in unsecured debt                                     n/a          n/a      $     153         $     153

        R.S. Andrews of Wilmington, Inc.                                 100         100%      $    (153)        $    (153)
        Investment in unsecured debt                                     n/a          n/a      $     135         $     135

        R.S. Andrews of Jonesboro, Inc.                                  100         100%      $       -         $       -

        R.S. Andrews Enterprises of
         Virginia, Inc.                                                  100         100%      $  (2,386)        $  (2,386)

        R.S. Andrews Enterprises of
         Tennessee, Inc.                                                 100         100%      $  (2,014)        $  (2,014)

  KLT Inc.                                                           150,000         100%      $ 113,667         $ 113,667
  Investment in unsecured debt                                           n/a          n/a      $ 162,106         $ 162,106

    KLT Investments Inc. (Note 3)                                     31,500         100%      $  71,655         $  71,655

    KLT Investments II Inc. (Note 3)                                   9,885         100%      $   9,879         $   9,879
    Investment in unsecured debt                                         n/a          n/a      $   6,742         $   6,742

    Energetechs, Inc. * (Note 4)                                           -          n/a      $       -         $       -

    KLT Energy Services Inc. (Note 3)                                 21,445         100%      $  38,259         $  38,259
    Investment in secured debt                                           n/a          n/a      $  16,531         $  16,531
    Investment in unsecured debt                                         n/a          n/a      $     924         $     924

      Custom Energy Holdings, L.L.C. (Note 5)                       (Note 5)     (Note 5)        (Note 5)          (Note 5)

        Strategic Energy, L.L.C. (Note 5)                           (Note 5)     (Note 5)      $  10,164         $   8,411

    KLT Gas Inc. (Note 3)                                             61,038         100%      $  62,659         $  62,659
    Investment in unsecured debt                                         n/a          n/a      $  17,918         $  17,918

      Apache Canyon Gas, L.L.C. (Note 6)                      uncertificated         100%      $  (9,576)        $  (9,576)

      FAR Gas Acquisitions Corporation                                   755         100%      $  12,712         $  12,712
      Investment in unsecured debt                                       n/a          n/a      $   1,963         $   1,963

      Forest City, LLC                                        uncertificated         100%      $     462         $     462

      Forest City Gathering, LLC * (Note 7)                   uncertificated          88%      $       -         $       -

      KLT Gas Operating Company *  (Note 3)                                1         100%      $       -         $       -

      Patrick KLT Gas, LLC *  (Note 7)                        uncertificated          50%      $       -         $       -

    KLT Telecom Inc. (Note 3)                                         62,415         100%      $(137,547)        $(137,547)

      Advanced Measurement Solutions, Inc. *                             200         100%      $       -         $       -

      Copier Solutions, LLC *                                 uncertificated         100%      $       -         $       -

      eChannel, Inc. * (Note 8)                                          n/a          n/a      $       -         $       -

      Municipal Solutions, L.L.C. *                           uncertificated         100%      $       -         $       -





                                                                                 % of       Issuer Book      Owner's Book
                                                             Number of Common   Voting         Value            Value
                     Name of Company                           Shares Owned      Power        (000's)          (000's)
---------------------------------------------------------- ------------------ ------------ --------------- -----------------
---------------------------------------------------------- ------------------ ------------ --------------- -----------------

      Telemetry Solutions, L.L.C. *                           uncertificated         100%      $        -        $        -

      Globalutilityexchange.com, LLC *                        uncertificated         100%      $        -        $        -

      DTI Holdings, Inc. (Note 9)                                 20,093,936          84%      $        -        $        -

        Digital Teleport, Inc.                                           200         100%      $        -        $        -

          Digital Teleport Nationwide LLC                     uncertificated         100%      $        -        $        -

        Digital Teleport of Virginia, Inc.                               100         100%      $        -        $        -



Inactive companies at December 31, 2001 are denoted by an asterisk " * ".

Note 1: Wolf Creek Nuclear Operating Corporation had three classes of shares (A, B and C) outstanding at December 31, 2001, of which, Kansas City Power & Light Company is a class B shareholder. Each shareholder class selects its Director. The A, B and C Directors jointly select the fourth Director by unanimous vote. The class B Director has 47 votes of 101 total director votes.

Note 2: Home Service Solutions Inc. held 12,037,383 shares of common stock, 15,000,000 shares of Series A Preferred Stock, and 11,827,351 shares of Series B Preferred Stock in R.S. Andrews Enterprises, Inc. at December 31, 2001, resulting in an equity ownership of 72%. Home Service Solutions Inc. controls the voting rights of an additional 1,942,865 shares of common stock under Irrevocable Proxy Agreements dated March 12, 2001.

Note 3: Statutory close corporation with no board of directors.

Note 4: No shares issued.

Note 5: Custom Energy Holdings, L.L.C. ("CE") has two wholly-owned subsidiaries; Custom Energy, L.L.C. ("CEL") and Strategic Energy, L.L.C. ("SEL"). The voting and economic interests in these three entities are represented by eight series of interests issued by CE. KLT Energy Services Inc. holds 47.16% of the voting and economic interests attributable to CE alone and is entitled to appoint one out of four CE management committee representatives. CE voting and economic interests have no book value. Each CE management committee representative has one vote. KLT Energy Services Inc. holds 82.75% of the economic and voting interests in SEL, and is entitled to appoint two out of four SEL management committee representatives. KLT Energy Services Inc.'s representatives to the SEL management committee have 82.75% of the management committee vote. Only the book value of KLT Energy Services' interests in SEL is shown in the "Owner's Book Value" column. KLT Energy Services Inc. also held during the reporting period approximately 11% of the preferred economic and voting interests in CEL, which do not carry voting power except (i) on certain fundamental organizational matters and (ii) in the event certain payments respecting the preferred economic interests are not made. In the event of the latter occurrence in the reporting period, KLT Energy Services would have had less than 10% of the voting rights on the CEL management committee. CEL is considered to not be a subsidiary for purposes of the Act. KLT Energy Service's interests in CEL are listed in ITEM 5.

Note 6: Member-managed company.

Note 7: Manager-managed company; manager cannot be replaced except under certain circumstances.

Note 8: KLT Telecom Inc. held 300,000 shares (57%) Series A convertible preferred and 167,667 (100%) Series B convertible preferred in eChannel, Inc. at December 31, 2001. No other information is available to KLT Telecom Inc.

Note 9: Under a Shareholders Agreement dated as of February 6, 2001, KLT Telecom Inc. may appoint all but one of the directors; the other shareholder has the right to appoint one director.

Non-corporate subsidiaries at December 31, 2001:

Name of subsidiary                 Form of organization        Equity investment
--------------------------------------------------------------------------------
Custom Energy Holdings, L.L.C.     Limited Liability Company     Reported above
Strategic Energy, L.L.C.           Limited Liability Company     Reported above
Apache Canyon Gas, L.L.C.          Limited Liability Company     Reported above
Forest City, LLC                   Limited Liability Company     Reported above
Forest City Gathering, LLC         Limited Liability Company     Reported above
Patrick KLT Gas, LLC               Limited Liability Company     Reported above
Copier Solutions, LLC              Limited Liability Company     Reported above
Municipal Solutions, L.L.C.        Limited Liability Company     Reported above
Telemetry Solutions, L.L.C.        Limited Liability Company     Reported above
Globalutilityexchange.com, LLC     Limited Liability Company     Reported above
Digital Teleport Nationwide LLC    Limited Liability Company     Reported above


Subsidiaries added during the reporting period from October 1, 2001 to December 31, 2001:

Digital Teleport Nationwide, LLC was formed on October 31, 2001, as a Missouri limited liability company. It is an exempt telecommunications company under
Section 34 of the Act.


Changes in the status of existing subsidiaries during the reporting period from October 1, 2001 to December 31, 2001:

R.S. Andrews Enterprises, Inc.

R.S. Andrews of DeSoto, Inc., R.S. Andrews of Grand Prairie, Inc., R.S. Andrews of Grapevine, Inc., R.S. Andrews Home Warranty of Florida, Inc., R.S. Andrews Home Warranty of Texas, Inc., R.S. Andrews of Orlando, Inc., Premier Service Systems, Inc., RSA Services of Florida, Inc., R.S. Andrews of Sacramento, Inc., R.S. Andrews Showcase of Atlanta, Inc., R.S. Andrews of Stuart I, Inc., R.S. Andrews of Topeka, Inc. and R.S. Andrews of Vero Beach, Inc., were dissolved as of December 27, 2001. R.S. Andrews of Palm Beach, Inc. and R.S. Andrews of Florida were merged into R.S. Andrews of Stuart II, Inc. as of December 27, 2001.

On December 31, 2001, DTI Holdings, Inc., Digital Teleport, Inc. and Digital Teleport of Virginia, Inc. filed voluntary petitions in Bankruptcy Court for the Eastern District of Missouri for reorganization under Chapter 11 of the U.S. Bankruptcy Code.


Subsidiaries of more than one System company at December 31, 2001:

None.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

Kansas City Power & Light Company ("KCPL") leased a combustion turbine under a lease agreement with Wells Fargo Bank Northwest, N.A., by way of assignment from First Security Bank, N.A., dated as of October 18,1995, as amended. The lease was authorized by the Commission (HCAR 27436). Pursuant to the lease agreement, KCPL exercised its option to purchase the combustion turbine by delivering a purchase notice dated as of October 2, 2001. The purchase option price was $41,249,113.

Kansas City Power & Light Company entered into a certain Amended and Restated Lease dated as of October 12, 2001 with Wells Fargo Bank Northwest, N.A., relating to five combustion turbines, as authorized by the commission (HCAR 27436). There are no rental payments under the lease until 2003. Thereafter, annual rental payments will approximate $12.5 million. The lease expiration date is October 2006.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

Excludes securities previously reported in a certificate filed pursuant to Rule 24.

The following securities were issued during the reporting period of October 1, 2001 to December 31, 2001:

R.S. Andrews Enterprises, Inc.
------------------------------

Issuance of $300 thousand of indebtedness under an unsecured promissory note, variable interest rate, payable to Home Service Solutions Inc. on January 31, 2002. Issued December 17, 2001. (Exempt under Rule 52(b)).

Issuance of $1.4 million of indebtedness during the reporting period of October 1, 2001 to December 31, 2001 under a credit agreement with LaSalle Bank National Association dated as of March 13, 2000, as amended. (Exempt under Rule 52(b)).

Kansas City Power & Light Company
---------------------------------

On November 21, 2001, Kansas City Power & Light Company issued $150 million of Senior Unsecured Notes, 6.50% interest, maturing November 15, 2011. (Exempt under Rule 52(a))

Great Plains Energy Incorporated made capital contributions to Kansas City Power & Light Company of $22,830,000 and $16,170,000 on December 21 and December 27, 2001, respectively. (Exempt under Rule 45(b)(4)).

Strategic Energy, L.L.C.
------------------------

Strategic Energy, L.L.C., caused $12,250,000 in letters of credit to be issued by PNC Bank, NA, guaranteed by Strategic Energy, L.L.C. under a Reimbursement Agreement for Standby Letters of Credit dated November 14, 2000 as amended (a portion of which is guaranteed by KLT Inc. as reported in the Rule 24 Certificate for the quarter ended December 31, 2001). (Exempt under Rule 52(b)).

Strategic Energy, L.L.C., caused $16,722,655 in surety bonds to be issued by Federal Insurance Company or its subsidiary or affiliated insurers, guaranteed by Strategic Energy, L.L.C. (and by KLT Inc. as reported in the Rule 24 Certificate for the quarter ended December 31, 2001) under a General Agreement of Indemnity dated as of February 21, 2001. (Exempt under Rule 52(a)).

Digital Teleport, Inc.
----------------------

Digital Teleport, Inc. caused $88,750 in surety bonds to be issued by Travelers Casualty and Surety Company of America, guaranteed by KLT Inc., KLT Telecom Inc., DTI Holdings, Inc. and Digital Teleport, Inc. under a General Contract of Indemnity dated as of May 15, 2001. (Exempt under Section 34 and / or Rule 52(b) as authorized by Order (HCAR 27436).

Issuance of $1.0 million of indebtedness of Digital Teleport, Inc. to KLT Telecom Inc., under a credit agreement dated as of September 30, 2001, as amended, 2.5% interest. (Exempt under Section 34 and or Rule 52(b)).

DTI Holdings, Inc.
------------------

On December 28, 2001, KLT Telecom Inc. contributed to the equity of DTI Holdings, Inc. $84 million in principal under an existing $94 million loan, plus accrued interest of approximately $9 million on such loan, into a capital contribution to DTI Holdings, Inc. (exempt under Section 34 and/or Rule 45(b)(4)).

Information regarding the recurrent issuance of system securities during the reporting period of October 1, 2001 to December 31, 2001:



                                        Aggregate         Highest Aggregate        Date of
                                       Balance at           Balance During         Highest        Effective
                                    December 31, 2001      Reporting Period       Aggregate        Average
         Name of Company               (thousands)           (thousands)           Balance       Interest Rate
---------------------------------- -------------------- ----------------------- -------------- -----------------
---------------------------------- -------------------- ----------------------- -------------- -----------------

Great Plains Energy Incorporated              $    547               $     547       12/31/01               - %

Great Plains Power Incorporated               $  1,267               $   1,267       12/31/01               - %

Home Service Solutions Inc.                   $  1,939               $   1,939       12/31/01            3.79 %

Worry Free Service, Inc.                      $  2,001               $   2,493        10/1/01            3.92 %

R.S. Andrews Enterprises, Inc.                $  1,823               $   2,357       12/31/01          (Note 1)

R.S. Andrews Services, Inc.                   $    849               $     849       12/31/01          (Note 1)

R.S. Andrews Enterprises of
  Columbus, Inc.                              $    306               $     306       12/31/01          (Note 1)

R.S. Andrews Enterprises of
  Tennessee, Inc.                             $      4               $       4       12/31/01          (Note 1)

R.S. Andrews of Fairfax, Inc.                 $    335               $     335       12/31/01          (Note 1)

R.S. Andrews Termite and Pest
  Control, Inc.                               $     59               $      59       10/31/01          (Note 1)

R.S. Andrews Enterprises of
  Kansas, Inc.                                $     64               $      64       12/31/01          (Note 1)

KLT Inc.                                      $ 82,985               $ 102,975       11/30/01            3.25 %

KLT Investments, Inc.                         $      2               $       2       12/31/01            8.25 %

KLT Energy Services, Inc.                     $     10               $      10       12/31/01            8.25 %

KLT Gas, Inc.                                 $      3               $       3       12/31/01            8.25 %

Far Gas Acquisitions Corp.                    $      3               $       3       12/31/01            8.25 %

Apache Canyon Gas, L.L.C.                     $      7               $       7       12/31/01            8.25 %

Forest City, LLC                              $      3               $       3       12/31/01            8.25 %

KLT Telecom, Inc.                             $    146               $     195       11/30/01            8.25 %

Strategic Energy, L.L.C.                      $      -               $   4,000       11/26/01            5.75 %



Note 1: In 2002, R.S. Andrews Enterprises, Inc. and its subsidiaries will begin charging interest on open account advances, retroactive to October 1, 2001, the registration date of Great Plains Energy Incorporated.

ITEM 4. ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

The following securities were acquired, redeemed, or retired during the reporting period of October 1, 2001 to December 31, 2001:

Kansas City Power & Light Company
---------------------------------

Kansas City Power & Light Company retired at maturity, with consideration of $30 million, pollution control revenue bonds, during the reporting period of October 1, 2001 to December 31, 2001 (exempt under Rule 42).

DTI Holdings, Inc.
------------------

On December 28, 2001, KLT Telecom Inc. contributed to the equity of DTI Holdings, Inc. $84 million in principal under an existing $94 million loan, plus accrued interest of approximately $9 million on such loan, into a capital contribution to DTI Holdings, Inc. (exempt under Section 34 and/or Rule 45(b)(4)).

R.S. Andrews Enterprises, Inc.
------------------------------

R.S. Andrews Enterprises, Inc. fully paid off a loan for $23 thousand in consideration from Powers Equipment during the reporting period of October 1, 2001 to December 31, 2001.

KLT Inc.
--------

KLT Inc. fully paid off all amounts due under a credit agreement with Bank One, NA, and other lenders, dated as of June 30, 2000, as amended, during the reporting period of October 1, 2001 to December 31, 2001.

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

1. Aggregate investments in persons operating in the retail service area at December 31, 2001.

None.


2. For securities not included in 1. above, provide the following information for investments in securities of nonsystem companies at December 31, 2001:


Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant as of December 31, 2001:




                                                                                                       Owner's
                                                                                                        Book
                                                                                     Shares or          Value
              Issuing Company                          Type of Security                Units         (thousands)
--------------------------------------------- ------------------------------------ -------------- ------------------


KLT Investments Inc. (owner)
 (Note 1)

Pacific Gas & Electric                        7.04% preferred stock                       81,975            $ 1,517

Pacific Gas & Electric                        4.80% preferred stock                       24,900            $   307

New York State Electric & Gas                 $4.50 preferred stock                        1,575            $   132

Central Hudson Gas & Electric                 $4.50 preferred stock                        1,460            $   107

                                              $4.65 Series D preferred stock
Consolidated Edison                                                                       18,704            $ 1,379

                                              $3.75 Series B preferred stock
Dayton Power & Light                                                                      14,192            $ 1,118

Indiana Michigan Power Co.                    $4.12 preferred stock                        6,270            $   412

Interstate Power Co.                          4.36% preferred stock                        4,475            $   180

Interstate Power Co.                          4.68% preferred stock                        4,121            $   172

Northern Indiana Public Service               $4.22 preferred stock                        2,419            $   184

Northern Indiana Public Service               $4.25 preferred stock                       11,000            $   787

Northern Indiana Public Service               $4.50 preferred stock                        4,664            $   351

Xcel Energy Inc.                              $4.08 preferred stock                        7,970            $   570

Alabama Power Co.                             5.20% preferred stock                       24,000            $   506

Delmarva Power & Light                        7.75% preferred stock                        3,625            $    92

Montana Power Co.                             $6.875 preferred stock                       3,552            $   324

NICOR Inc.                                    4.48% preferred stock                        8,350            $   383

Virginia Electric & Power                     $6.98 preferred stock                        6,062            $   632


Note 1: Under the terms of the funded indebtedness of KLT Investments Inc., KLT Investments must maintain a reserve equal to the greater of 15% of the outstanding aggregate principal amount of such debt or the aggregate amount of the next principal and interest payments due in the succeeding year. Prior to October 1, 2001, KLT Investments invested a portion of the reserve in preferred stocks issued by public utilities to capture the preferred dividend payments. KLT Investments has not purchased any public utility securities subsequent to September 30, 2001, and intends to liquidate its public utility securities holdings as market conditions dictate.


All other investments of the registrant and of each subsidiary thereof in the securities of any other nonsystem company as of December 31, 2001:


                                                                                                       Owner's
                                                                                                        Book
                                                                                     Shares or          Value
              Issuing Company                          Type of Security                Units         (thousands)
--------------------------------------------- ------------------------------------ -------------- ------------------
--------------------------------------------- ------------------------------------ -------------- ------------------

Kansas City Power & Light Company

KCPL Financing I (Trust)                      Sponsor of Trust                            Note 2             Note 2

Kansas City Power & Light Company
 Wolf Creek Decommissioning Trust             Trustor of Trust                            Note 3             Note 3

KLT Investments Inc. (owner)
 (Note 4)

Related Corporate Partners III,
 L.P. - Series 1 and 2                        Limited Partnership Interest                 9.90%           $ 10,789

Lend Lease Institutional Tax
 Credits VII                                  Limited Partnership Interest                 9.90%           $  4,640

Lend Lease Institutional Tax
 Credits IV                                   Limited Partnership Interest                  9.8%           $  2,329

National Corporate Tax Credit Fund
 III                                          Limited Partnership Interest                18.36%           $  7,158

Columbia Housing Partners
 Corporate Tax Credit III Limited
 Partnership                                  Limited Partnership Interest                11.47%           $  7,954

Columbia Housing Partners
 Corporate Tax Credit IV Limited
 Partnership                                  Limited Partnership Interest                 6.60%           $  1,963

Corporations for Affordable
 Housing, L.P.                                Limited Partnership Interest                 9.90%           $  4,909

Corporations for Affordable
 Housing II, L.P.                             Limited Partnership Interest                 9.90%           $  2,785

USA Metropolitan Tax Credit Fund
 II, L.P.                                     Limited Partnership Interest                13.20%           $  5,556

Missouri Affordable Housing Fund
 VII, L.P.                                    Limited Partnership Interest                85.19%           $  4,017

National Equity Fund 1992, L.P.               Limited Partnership Interest                 0.98%           $    373

National Equity Fund 1993, L.P.               Limited Partnership Interest                 0.66%           $    449



                                                                                                       Owner's
                                                                                                        Book
                                                                                     Shares or          Value
              Issuing Company                          Type of Security                Units         (thousands)
--------------------------------------------- ------------------------------------ -------------- ------------------
--------------------------------------------- ------------------------------------ -------------- ------------------

National Equity Fund 1995, L.P.               Limited Partnership Interest                 2.42%           $  1,781

McDonald Corporate Tax Credit Fund            Limited Partnership Interest                 9.17%           $  4,767
 1994

Missouri Affordable Housing Fund              Limited Partnership Interest                   99%           $  3,464
 VI, L.P.

Gateway Institutional Tax Credit              Limited Partnership Interest                15.95%           $  3,940
 Fund

Provident Tax Credit Fund II, L.P.            Limited Partnership Interest                 12.6%           $  2,895

Missouri Affordable Housing Fund              Limited Partnership Interest                33.14%           $  2,862
 IX, L.P.

WNC Institutional Tax Credit Fund             Limited Partnership Interest                24.75%           $  2,323
 II, L.P.

NHT III Tax Credit Fund L.P.                  Limited Partnership Interest                24.98%           $  1,898

Lend Lease Missouri Tax Credit                Limited Liability Company Interest          99.99%           $  1,098
 Fund I, LLC

Dominium Institutional Fund                   Limited Partnership Interest                    6%           $    889

Missouri Affordable Housing Fund              Limited Partnership Interest                83.55%           $    733
 V, L.P.

Aurora Family Apartments, L.P.                Limited Partnership Interest                 0.01%           $    281

Housing Missouri Equity Fund 1994,            Limited Liability Company Interest          23.53%           $    250
 L.L.C.

Boston Capital Corporate Tax                  Limited Partnership Interest                 0.99%           $    507
 Credit Fund I, L.P.

                                              Treasury bond futures puts                     150           $     33

Far Gas Acquisitions Corporation
 (owner)
 (Note 5)

GNR San Juan Limited Partnership              Limited Partnership Interest                   99%           $    480

GNR San Juan II Limited                       Limited Partnership Interest                   99%           $     69
 Partnership

Frontier Production Limited                   Limited Partnership Interest                   99%           $     11
 Partnership

Blue Spruce Investments Limited               Limited Partnership Interest                   99%           $    760
 Partnership

Hallwood San Juan I Limited                   Limited Partnership Interest                   99%           $  1,611
 Partnership

Miller Shale Limited Partnership              Limited Partnership Interest                   99%           $    367






                                                                                                       Owner's
                                                                                                        Book
                                                                                     Shares or          Value
              Issuing Company                          Type of Security                Units         (thousands)
--------------------------------------------- ------------------------------------ -------------- ------------------
--------------------------------------------- ------------------------------------ -------------- ------------------

KLT Investments II Inc. (owner)
 (Note 6)

CFB Venture Fund II, L.P.                     Limited Partnership Interest                  3.3%           $    598

KCEP I, L.P.                                  Limited Partnership Interest                  1.3%           $    820

EnviroTech Investment Fund I Limited
Partnership                                   Limited Partnership Interest                 6.36%           $  1,716

KLT Gas Inc. (owner)

                                              Promissory notes due March 15,
                                              2002 and September 15, 2002
Lyco Energy Corporation (Note 7)                                                                           $  4,765

KLT Energy Services Inc. (owner)

Bracknell Corporation (Note 8)                Common stock                             1,133,165           $      -

Black & McDonald, Inc. (Note 9)               promissory note                                              $  1,310

                                              Series CEL Preferred Economic and
Custom Energy Holdings, L.L.C.                Preferred Voting Interests
  (owner) (Note 10)                                                                      851,408           $    851

KLT Telecom Inc. (owner)

Signal Sites Incorporated
 (Note 11)                                    common stock                                   200           $      -

Signal Sites Incorporated                     promissory note due February 15,
 (Note 11)                                    2001                                                         $      -




Note 2: A description of KCPL Financing I is contained in Note 14 of the combined notes to the consolidated financial statements of Great Plains Energy Incorporated and Kansas City Power & Light Company included in their combined Annual Report on Form 10-K for the year ended December 31, 2001, (File No's. 03-33207 and 1-707), which is incorporated herein by reference.

Note 3: A description the Kansas City Power & Light Wolf Creek Decommissioning Trust is contained in Note 1 to the consolidated financial statements of Great Plains Energy Incorporated and Kansas City Power & Light Company included in their combined Annual Report on Form 10-K for the year ended December 31, 2001, (File No's. 03-33207 and 1-707), which is incorporated herein by reference.

Note 4: Nature of business of investments held by KLT Investments Inc. - limited partnership investments in affordable housing partnerships throughout the United States and Puerto Rico.

Note 5: Nature of business of investments held by Far Gas Acquisitions Corporation - limited partnership investments in six natural gas producing partnerships that are structured to generate alternative fuel tax credits.

Note 6: Nature of business of investments held by KLT Investments II Inc. - passive investments in venture capital funds.

Note 7: Nature of business of Lyco Energy Corporation - independent oil and gas exploration, development and production company.

Note 8: Nature of business of Bracknell Corporation - provided infrastructure services for networks, systems, production facilities and equipment of companies across North America. In November, 2001 Bracknell common stock ceased trading at a last sale price of $0.13 per share. As a result, during 2001, KLT Energy Services Inc. wrote off its investment in Bracknell. It is believed that Bracknell has ceased doing business.

Note 9: Nature of business of Black & McDonald, Inc. - a wholly-owned subsidiary of Black & McDonald Limited, a privately held Canadian contracting company operating across Canada, the United States and in selected global markets. The parent company provides electrical, mechanical, utility, and maintenance services to commercial, industrial, institutional, and government markets.

Note 10: As discussed in Note 6 to ITEM 1, Custom Energy, L.L.C. is a wholly-owned subsidiary of Custom Energy Holdings, L.L.C. Voting and economic interests in Custom Energy, L.L.C. are represented by four series of interests issued by Custom Energy Holdings, L.L.C. KLT Energy Services Inc. held at December 31, 2001, 851,408 units of Series CEL Preferred Economic Interest and 851,408 units of Series CEL Preferred Voting Interest. As the voting and economic interests in Custom Energy are held by the owners of Series CEL interests issued by Custom Energy Holdings, only KLT Energy Services' Series CEL interests are included in this ITEM.

Note 11: Nature of business of Signal Sites Incorporated - Rooftop management agreements with building owners under which Signal Sites may lease or otherwise provide access to wireless service providers for their antennas and other equipment. Signal Sites is an Exempt Telecommunications Company.

ITEM 6. OFFICERS AND DIRECTORS

Part I: Name, address and position of system company officers and directors at December 31, 2001.


NAME                                           ADDRESS                 POSITION


GREAT PLAINS ENERGY INCORPORATED

Bernard J. Beaudoin                          Kansas City, MO           CM,P&CEO
Dr. David L. Bodde                           Kansas City, MO           D
Mark A. Ernst                                Kansas City, MO           D
Dr. William K. Hall                          Chicago, IL               D
Luis A. Jimenez                              Stamford, CT              D
William C. Nelson                            Kansas City, MO           D
Dr. Linda H. Talbott                         Kansas City, MO           D
Robert H. West                               Kansas City, MO           D
William H. Downey                            Kansas City, MO           EVP
Andrea F. Bielsker                           Kansas City, MO           VP,CFO&T
Jeanie S. Latz                               Kansas City, MO           SVP&S
Douglas M. Morgan                            Kansas City, MO           VP
Brenda Nolte                                 Kansas City, MO           VP
William G. Riggins                           Kansas City, MO           GC
Neil A. Roadman                              Kansas City, MO           C
Andrew B. Stroud, Jr.                        Kansas City, MO           VP


GREAT PLAINS POWER INCORPORATED

Bernard J. Beaudoin                          Kansas City, MO           CM
Dr. David L. Bodde                           Kansas City, MO           D
Mark A. Ernst                                Kansas City, MO           D
Dr. William K. Hall                          Chicago, IL               D
Luis A. Jimenez                              Stamford, CT              D
William C. Nelson                            Kansas City, MO           D
Dr. Linda H. Talbott                         Kansas City, MO           D
Robert H. West                               Kansas City, MO           D
Stephen T. Easley                            Kansas City, MO           P&CEO
John J. DeStefano                            Kansas City, MO           VP
Jeanie S. Latz                               Kansas City, MO           S

NAME                                          ADDRESS                 POSITION


KANSAS CITY POWER & LIGHT COMPANY

Bernard J. Beaudoin                           Kansas City, MO           CM,P&CEO
Dr. David L. Bodde                            Kansas City, MO           D
Mark A. Ernst                                 Kansas City, MO           D
Dr. William K. Hall                           Chicago, IL               D
Luis A. Jimenez                               Stamford, CT              D
William C. Nelson                             Kansas City, MO           D
Dr. Linda H. Talbott                          Kansas City, MO           D
Robert H. West                                Kansas City, MO           D
Andrea F. Bielsker                            Kansas City, MO           VP,CFO&T
Frank L. Branca                               Kansas City, MO           DP&VP
William H. Downey                             Kansas City, MO           DP
William P. Herdegen III                       Kansas City, MO           VP
Jeanie S. Latz                                Kansas City, MO           S
Nancy J. Moore                                Kansas City, MO           VP
Neil A. Roadman                               Kansas City, MO           C
Richard Spring                                Kansas City, MO           VP
Bailus M. Tate                                Kansas City, MO           VP


KANSAS CITY POWER & LIGHT RECEIVABLES COMPANY

Andrea F. Bielsker                            Kansas City, MO           D&P
Jeanie S. Latz                                Kansas City, MO           D
Peter H. Sorensen                             New York, NY              D
Jacquetta L. Hartman                          Kansas City, MO           S&T


WOLF CREEK NUCLEAR OPERATING CORPORATION

Otto Maynard                                  Burlington, KS            CM,P&CEO
Rick Muench                                   Burlington, KS            VP
Mark Larson                                   Burlington, KS            C&T
Warren Wood                                   Burlington, KS            GC
Britt McKinney                                Burlington, KS            VP
Bernard J. Beaudoin                           Kansas City, MO           D
Stephen E. Parr                               Topeka, KS                D
David C. Wittig                               Topeka, KS                D



HOME SERVICE SOLUTIONS INC.

John J. DeStefano                             Kansas City, MO           P&D
Jeanie S. Latz                                Kansas City, MO           D
Patrice S. Tribble                            Kansas City, MO           D
Jacquetta L. Hartman                          Kansas City, MO           S&T

NAME                                          ADDRESS                  POSITION


WORRY FREE SERVICE, INC.

John J. DeStefano                             Kansas City, MO           P&D
Jeanie S. Latz                                Kansas City, MO           D
Patrice S. Tribble                            Kansas City, MO           D
Jacquetta L. Hartman                          Kansas City, MO           S&T


R.S. ANDREWS ENTERPRISES, INC.

John J. DeStefano                             Kansas City, MO           CM
Frank M. Chamberlain                          Atlanta, GA               CEO&P
Jack Dowling                                  Atlanta, GA               COO,VP
Charles L. Cansler                            Atlanta, GA               CFO,S&T
Glen Posladek                                 Atlanta, GA               VP
Donald L. Allex                               Atlanta, GA               VP
Judy D. Potter                                Atlanta, GA               VP
Richard G. Roeder, Jr.                        Atlanta, GA               VP
Gary J. Anderson                              Marietta, GA              D
Patrice S. Tribble                            Kansas City, MO           D
Charles M. Berk                               Atlanta, GA               D
Gregory Orman                                 Overland Park, KS         D

Note: Officers and Directors for all Subsidiaries of R.S. Andrews Enterprises, Inc. are the same as listed above for R.S. Andrews Enterprises, Inc.


KLT INC.

Gregory Orman                                 Overland Park, KS         P,CEO&D
David Haydon                                  Overland Park, KS         VP,GC&S
John Grossi                                   Overland Park, KS         CFO&T
Mark Schroeder                                Overland Park, KS         VP
David Bodde                                   Kansas City, MO           D
Andrew Johnson                                Minnetonka, MN            D
James Mitchell                                Longboat Key, FL          D
Charles Schellhorn                            Kansas City, MO           D
Ron Wasson                                    Blue Springs, MO          D


KLT INVESTMENTS INC.

James Gilligan                                Kansas City, MO           P
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S

Note: Statutory close corporation with no board of directors.

NAME                                          ADDRESS                  POSITION


KLT INVESTMENTS II INC.

Gregory Orman                                 Overland Park, KS         P
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S

Note: Statutory close corporation with no board of directors.


ENERGETECHS, INC.

Ron Wasson                                    Blue Springs, MO          D
Douglas M. Morgan                             Kansas City, MO           D&P
Chuck Tickles                                 Kansas City, MO           D
Carl Greenway                                 Kansas City, MO           D
James Gilligan                                Kansas City, MO           D&T
Mark English                                  Kansas City, MO           S


KLT ENERGY SERVICES INC.
Gregory Orman                                 Overland Park, KS         P
Mark Schroeder                                Overland Park, KS         VP
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S

Note: Statutory close corporation with no board of directors.


CUSTOM ENERGY HOLDINGS, L.L.C.

Gregory Orman                                 Overland Park, KS         P,CEO&MC
Jerry McKenna                                 Overland Park, KS         VP
David Haydon                                  Overland Park, KS         S&MC
Tim Clemons                                   Overland Park, KS         MC
Richard Zomnir                                Pittsburg, PA             MC
Mark Schroeder                                Overland Park, KS         MC


STRATEGIC ENERGY, L.L.C.

Richard Zomnir                                Pittsburg, PA             P,CEO&MC
Lee McCracken                                 Pittsburg, PA             CFO
Pat Purdy                                     Pittsburg, PA             COO
Trevor Lauer                                  Pittsburg, PA             VP
Wanda Schiller                                Pittsburg, PA             GC&S
Ken Kelly                                     Pittsburg, PA             C
Gregory Orman                                 Overland Park, KS         MC
David Haydon                                  Overland Park, KS         MC
Mark Schroeder                                Overland Park, KS         MC

NAME                                          ADDRESS                  POSITION


KLT GAS INC.

Bruce Selkirk                                 The Woodlands, TX         P
Charles Dein                                  The Woodlands, TX         EVP
Lynn Meibos                                   The Woodlands, TX         EVP
Gary DeGrange                                 The Woodlands, TX         VP&C
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S

Note: Statutory close corporation with no board of directors.


APACHE CANYON GAS, L.L.C.

Bruce Selkirk                                 The Woodlands, TX         P
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S

Note: Member-managed.


FAR GAS ACQUISITIONS CORPORATION

Gregory Orman                                 Overland Park, KS         D
Bruce Selkirk                                 The Woodlands, TX         D&P
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S


FOREST CITY, LLC

Bruce Selkirk                                 The Woodlands, TX         M
Charles Dein                                  The Woodlands, TX         M
Lynn Meibos                                   The Woodlands, TX         M
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S


FOREST CITY GATHERING, LLC

KLT Gas Inc.                                  The Woodlands, TX         M


KLT GAS OPERATING COMPANY

Bruce Selkirk                                 The Woodlands, TX         P
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S

Note: Statutory close corporation with no board of directors.

NAME                                          ADDRESS                  POSITION


PATRICK KLT GAS, LLC

Patrick Energy Corp.                          Tulsa, OK                 M

Note: Management committee is inactive.


KLT TELECOM INC.

Mark Schroeder                                Overland Park, KS         P
John Grossi                                   Overland Park, KS         CFO&T
David Haydon                                  Overland Park, KS         S

Note: Statutory close corporation with no board of directors.


ADVANCED MEASUREMENT SOLUTIONS, INC

Gregg Clizer                                  Kansas City, MO           D
James Gilligan                                Kansas City, MO           D&T
Joseph Jacobs                                 Kansas City, MO           D&P
Mark English                                  Kansas City, MO           S


COPIER SOLUTIONS, LLC

Joseph Jacobs                                 Kansas City, MO           M
Mark English                                  Kansas City, MO           S
James Gilligan                                Kansas City, MO           T


ECHANNEL
Peter Yoakum                                  Seattle, WA               P

Note: No other information available.


MUNICIPAL SOLUTIONS, L.L.C.

Gregg Clizer                                  Kansas City, MO           MC
Joseph Jacobs                                 Kansas City, MO           MC
James Gilligan                                Kansas City, MO           T&MC
Mark English                                  Kansas City, MO           S


TELEMETRY SOLUTIONS, L.L.C.

James Gilligan                                Kansas City, MO           MC&T
Mark English                                  Kansas City, MO           S
Gregg Clizer                                  Kansas City, MO           MC
Joseph Jacobs                                 Kansas City, MO           MC

NAME                                          ADDRESS                  POSITION


DTI HOLDINGS, INC.

Paul Pierron                                  St. Louis, MO             P,CEO&D
Dan Davis                                     St. Louis, MO             SVP&GC
Matt Porterfield                              St. Louis, MO             SVP
Steven Hendrix                                St. Louis, MO             SVP
Andrew Whipple                                St. Louis, MO             VP&C
Eyrl Finley                                   St. Louis, MO             VP
Phillip Adams                                 St. Louis, MO             VP
Ken Hager                                     Kansas City, MO           D
Gregory Orman                                 Overland Park, KS         D
Mark Schroeder                                Overland Park, KS         D
Ronald Wasson                                 Blue Springs, MO          D
Richard Weinstein                             Chesterfield, MO          D


DIGITAL TELEPORT, INC.

Paul Pierron                                  St. Louis, MO             P&CEO
Dan Davis                                     St. Louis, MO             SVP&GC
Matt Porterfield                              St. Louis, MO             SVP
Steven Hendrix                                St. Louis, MO             SVP
Andrew Whipple                                St. Louis, MO             VP&C
Eyrl Finley                                   St. Louis, MO             VP
Phillip Adams                                 St. Louis, MO             VP
Ken Hager                                     Kansas City, MO           D
Gregory Orman                                 Overland Park, KS         D
Mark Schroeder                                Overland Park, KS         D
Ronald Wasson                                 Blue Springs, MO          D
Richard Weinstein                             Chesterfield, MO          D


DIGITAL TELEPORT NATIONWIDE LLC

Dan Davis                                     St. Louis, MO             M


DIGITAL TELEPORT OF VIRGINIA, INC.
Paul Pierron                                  St. Louis, MO             P,CEO&D
Dan Davis                                     St. Louis, MO             SVP,GC&D
Mark Schroeder                                Overland Park, KS         D

NOTE: Positions are indicated above by the following symbols:

AC       --                    Assistant Controller
AGC      --                    Assistant General Counsel
AS       --                    Assistant Secretary
AT       --                    Assistant Treasurer
C        --                    Controller
CEO      --                    Chief Executive Officer
CFO      --                    Chief Financial Officer
CM       --                    Chairman
CMPT     --                    Comptroller
COO      --                    Chief Operating Officer
D        --                    Director
DCS      --                    Director, Customer Services
DP       --                    Division President
EVP      --                    Executive Vice President
GC       --                    General Counsel
GM       --                    General Manager
M        --                    Manager
MC       --                    Management Committee Member
MD       --                    Managing Director
P        --                    President
S        --                    Secretary
SA       --                    Service Agent
SVP      --                    Senior Vice President
T        --                    Treasurer
VP       --                    Vice President
VCM      --                    Vice Chairman

ITEM 6. OFFICERS AND DIRECTORS - Part II: Financial Connections - the following is a list, as of December 31, 2001, of all officers and directors of each System Company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.


                                                                          Position
                                                                          Held in         Applicable
Name of Officer          Name and Location                                Financial       Exemption
or Director              of Financial Institution                         Institution     Rules
------------------------------------------------------------------------------------------------------------------------------------


Great Plains Energy Incorporated

Robert H. West          Commerce Bancshares, Kansas City, MO              Director        Rule 70 (a)

William C. Nelson       George K. Baum Trust Company, Kansas City, MO     Director        Rule 70 (a)


Kansas City Power & Light Company

Robert H. West          Commerce Bancshares, Kansas City, MO              Director        Rule 70 (c)

William C. Nelson       George K. Baum Trust Company, Kansas City, MO     Director        Rule 70 (c)


Great Plains Power Incorporated

Robert H. West          Commerce Bancshares, Kansas City, MO              Director        Rule 70 (c)

William C. Nelson       George K. Baum Trust Company, Kansas City, MO     Director        Rule 70 (c)

John J. DeStefano       First Federal Bank F.S.B., Kansas City, MO        Director        Rule 70 (f)



ITEM 6. OFFICERS AND DIRECTORS - Part III.

Information disclosed in the proxy statement of Great Plains Energy Incorporated, the combined 10-K of Great Plains Energy Incorporated and Kansas City Power & Light Company, and Kansas City Power & Light Company's 10-K/A:

Director Compensation. Compensation is paid to non-employee members of the Board. An annual retainer of $24,000 was paid in 2001 ($9,000 of which was used to acquire shares of Great Plains Energy Common stock through Great Plains Energy's Dividend Reinvestment and Direct Stock Purchase Plan on behalf of each non-employee member of the Board). An additional retainer of $3,000 was paid to those non-employee directors serving as chair of a committee. Attendance fees of $1,000 for each Board meeting and $1,000 for each committee meeting attended were also paid in 2001. Directors may defer the receipt of all or part of the cash retainers and meeting fees.

Great Plains Energy also provides life and medical insurance coverage for each non-employee member of the Board. The total premiums paid by Great Plains Energy for this coverage for all participating non-employee directors in 2001 was $19,702.00.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

The following table shows beneficial ownership of Great Plains Energy's common stock by the named executive officers, directors and all directors and officers as of February 28, 2002 except as footnoted below. The total of all shares owned by directors and officers represents less than one percent of the outstanding shares of Great Plains Energy's common stock. With the exception of the Company's Employee Savings Plus Plan which held 5.11% on December 31, 2001, management of Great Plains Energy has no knowledge of any person (as defined by the Securities and Exchange Commission) who owns beneficially more than 5% of Great Plains Energy common stock.


                                                             Shares of
                                                           Common Stock
                Name of Beneficial Owner                Beneficially Owned
---------------------------------------------------------------------
Named Executive Officers
   Bernard J. Beaudoin                                         5,105(1)
   William H. Downey                                           2,000(1)
   A. Drue Jennings                                           23,306
   Frank L. Branca                                            16,490(1)
   Jeanie S. Latz                                             15,715(1)
   Douglas M. Morgan                                           5,089(1)
Other Director Nominees
   David L. Bodde                                              5,357(2)
   Mark A. Ernst                                               1,089
   Randall C. Ferguson, Jr.                                      100(3)
   William K. Hall                                             6,310
   Luis A. Jimenez                                               607
   James A. Mitchell                                           1,000
   William C. Nelson                                             888
   Linda H. Talbott                                            6,302
   Robert H. West                                              4,415(4)

All Officers and Directors As A Group
(27 persons)                                                 166,068(1)

(1) Includes shares held in the Great Plains Energy's Employee Savings Plus Plan and exercisable non-qualified stock option grants under the Long-Term Incentive Plan.

(2) The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's mother.

(3) Acquired shares on March 6, 2002.

(4) The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's wife.


EXECUTIVE COMPENSATION

The following table contains executive compensation data.

Summary Compensation Table


                                                          Annual Compensation
                                                   -----------------------------------
         Name and                    Year             Salary                Bonus                  All Other

                                                                                                  Compensation
    Principal Position                                  ($)                  ($)                     ($)(1)
----------------------------       ---------       --------------       --------------       -----------------------
A. Drue Jennings (2)                   2001              175,000                    0                  56,463
Former Chairman of the                 2000              500,000              263,968                  75,568
Board                                  1999              475,000                    0                  67,867

Bernard J. Beaudoin                    2001              400,000                    0                  36,971
Chairman of the Board,                 2000              325,000              162,535                  33,174
President and Chief                    1999              290,000                    0                  20,894
Executive Officer

Frank L. Branca                        2001              200,000                    0                  26,135
Vice President -                       2000              190,000               80,775                  21,624
Generation Services-KCPL               1999              155,000                    0                  19,502
and President KCPL Power
Division

William H. Downey (3)                  2001              250,000                    0                   5,645
Executive Vice President               2000               65,000               54,000                     698
GPE and President KCPL
Delivery Division

Jeanie S. Latz                         2001              200,000                    0                  27,145
Senior Vice President                  2000              180,000               83,506                  19,121
Corporate Services and                 1999              152,000                    0                  17,819
Secretary

Douglas M. Morgan                      2001              190,000                    0                  20,990
Vice President -                       2000              175,000               67,326                  18,524
Information Technology and             1999              160,000                    0                  16,828
Support Services


(1)  For 2001, amounts include:

o Flex dollars under the Flexible Benefits Plan: Jennings - $16,914; Beaudoin - $15,618; Branca - $16,922; Downey - $3,362; Latz - $16,092; and Morgan -
$15,677.

o  Deferred Flex Dollars: Jennings - $25,738; Beaudoin - $12,509; and Downey--
$910

o Above-market interest paid on deferred compensation: Jennings - $8,780; Beaudoin - $3,771; Branca - $3,196; Downey - $1,144; and Latz - $4,986.

o Great Plains Energy contribution under the Great Plains Energy Employee Savings Plus Plan: Jennings - $5,031; Beaudoin - $5,073; Branca - $5,261; Downey
- $229; Latz - $5,254; and Morgan - $5,313

o  Contribution to Deferred Compensation Plan: Branca - $756; and Latz - $813.
(2)   Mr. Jennings retired from the Company in May 2001.
(3) Mr. Downey was employed as Executive Vice President-KCPL and President-KCPL Delivery effective September 25, 2000.


Stock Options

The Company has a long-term incentive plan that permits the grant of restricted stock, stock options, limited stock appreciation rights and performance shares to officers and other employees of the Company and its subsidiaries. The maximum number of shares of Great Plains Energy common stock that may be issued under the plan is 3.0 million.

Stock Options Granted 1992-1996

The exercise price of stock options granted equaled the market price of the Company's common stock on the grant date. One-half of all options granted vested one year after the grant date, the other half vested two years after the grant date. An amount equal to the quarterly dividends paid on Great Plains Energy's common stock shares (dividend equivalents) accrues on the options for the benefit of option holders. The option holders are entitled to stock for their accumulated dividend equivalents only if the options are exercised when the market price is above the exercise price. At December 31, 2001, the market price of Great Plains Energy's common stock was $25.20, which exceeded the grant price for two of the three years that options granted were still outstanding. Unexercised options expire ten years after the grant date.

KCP&L follows Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for this plan. KCP&L recognizes annual expense equal to accumulated and reinvested dividends plus the impact of the change in stock price since the grant date. KCP&L expensed $(0.3) million in 2001, $1.1 million in 2000 and $(1.1) million in 1999.

Even though KCP&L follows APB Opinion 25, SFAS No. 123, "Accounting for Stock-Based Compensation" requires certain disclosures regarding expense and value of options granted using the fair-value method. KCP&L has expensed approximately the same amount as required by FASB 123. For options outstanding at December 31, 2001, grant prices range from $20.6250 to $26.1875 and the weighted-average remaining contractual life is 3.6 years.

Stock option activity over the last three years is summarized below:

                         2001               2000                   1999
                  Shares     Price    Shares     Price       Shares    Price
                  ------     -----    ------     -----       ------    -----
Outstanding at
January 1          88,500   $23.57    89,875     $23.57      97,875     $23.41
  Exercised        31,125    23.27   (1,375)      23.88           -          -
  Cancelled             -        -         -          -     (8,000)      21.63
--------------------------- --------- -------- ---------- ----------------------
Outstanding at
December 31        57,375   $23.73    88,500     $23.57      89,875     $23.57
--------------------------- --------- -------- ---------- ----------------------
Exercisable as of
December 31       57,375   $23.73    88,500     $23.57      89,875      $23.57
--------------------------- --------- -------- ---------- ----------------------


Stock Options Granted 2001

In 2001, 193,000 stock options were granted under the plan at the fair market value of the shares on the grant date. The options vest three years after the grant date and expire in ten years if not exercised. Exercise prices range from $25.32 to $25.98.

Great Plains Energy follows APB Opinion 25 to account for these options. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant. Had compensation cost for the plan been recorded based on the fair value at the grant dates for awards as prescribed by SFAS No.123, pro forma net income and earnings per share would not have been materially different than reported for 2001.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used to estimate the fair value of options granted in 2001: dividend yield of 6.37%; expected stock price volatility of 25.879%; risk-free interest rate of 5.53% and expected life of option of 9.2 years.

In 2001, 144,500 performance shares were awarded. The issuance of performance shares is contingent upon achievement, over a four-year period, of company and individual performance goals. Performance shares have an intrinsic value equal to the market price of a share on the date of grant. Pursuant to APB 25, expense is accrued for performance shares over the period services are performed, if attainment of the performance goals appears probable. As a result of the Company's 2001 results of operations, no compensation expense was recognized in 2001 related to the performance shares.

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

                                                     Individual Grants
                          ------------------------------------------------------------------------
          Name                Number of        Percent of Total        Exercise      Expiration         Grant

                             Securities          Options/SARs
                             Underlying           Granted To           or Base                           Date
                             Options/SAR         Employees in           Price                          Present
                             Granted (#)          Fiscal Year           ($/sh)          Date          Value $(1)
------------------------- ------------------  --------------------  --------------- -------------- -----------------
Bernard J. Beaudoin                  55,000                    28  % $       25.55       2/6/2011   $       208,441
Frank L. Branca                       6,000                     3  % $       25.55       2/6/2011   $        22,739
William H. Downey                    20,000                    10  % $       25.55       2/6/2011   $        75,797
Jeanie S. Latz                       13,000                     7  % $       25.55       2/6/2011   $        49,268
Douglas M. Morgan                     6,000                     3  % $       25.55       2/6/2011   $        22,739


(1) The grant date valuation was calculated by using the binomial option pricing formula, a derivative of the Black-Scholes model. The underlying assumptions used to determine the present value of the option were as follows:


Annualized stock volatility:                                   .25879
Time of exercise (option term):                              10 years
Risk free interest rate:                                        5.53%
Stock price at grant:                                    $      25.55
Exercise price:                                          $      25.55
Average dividend yield:                                         6.37%


AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION/SAR VALUES



                       Shares
                      Acquired
                         on         Value                 Number of Unexercised              Value of Unexercised
                      Exercise      Realized                Options/SARs at Fiscal            In-the-Money Options/SARs
        Name           (#)(1)        ($)(1)                    Year End (#)                  at Fiscal Year End ($)
--------------------------------- ----------------------------------------------- ----------------------------------
                                                      Exercisable      Unexercisable   Exercisable      Unexercisable

--------------------------------- ---------------------------- ------------------ --------------- ------------------
    Frank L. Branca       31,165   $   365,439         11,000              6,000    $     19,731   $         -2,100



(1) Includes dividends that accrued on options and were reinvested.


LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

                                 Number of                  Performance or
                               Shares, Units                 Other Period
                              or Other Rights            Until Maturation or
 Name                              (#)                         Payout
--------------------------------------------------   ---------------------------
Bernard J. Beaudoin                 40,000 shares           4 years ending 2004
Frank L. Branca                     10,000 shares           4 years ending 2004
William H. Downey                   15,000 shares           4 years ending 2004
Jeanie S. Latz                      10,000 shares           4 years ending 2004
Douglas M. Morgan                    5,000 shares           4 years ending 2004

The awards of performance shares are subject to the achievements of a four-year EVA(R)(1) target and certain individual performance goals for each officer during the four-year period. Performance share awards are credited to a performance share account maintained for each participant. If at the end of the four year period the goals have been achieved and the EVA(R) target has been met, a participant will receive one share of common stock for each performance share received.

(1) EVA(R)is a registered trademark of Stern Stewart & Co. in the United States of America, France, the United Kingdom, Canada, Australia and Mexico.

GREAT PLAINS ENERGY PENSION PLANS

Great Plains Energy has a non-contributory pension plan (the "Great Plains Energy Pension Plan") for its management employees, including executive officers of Great Plains Energy, providing for benefits upon retirement, normally at age
65. In addition, an unfunded deferred compensation plan provides a supplemental retirement benefit for executive officers. The following table shows examples of single life option pension benefits (including unfunded supplemental retirement benefits) payable upon retirement at age 65 to the named executive officers:


                                                      Annual Pension for Years of Service Indicated
                                       -----------------------------------------------------------------------------
       Average Annual Base

       Salary for Highest
            36 Months
----------------------------------     -----------------------------------------------------------------------------
                                            15                   20                   25               30 or more

----------------------------------     --------------       --------------       --------------       --------------
150,000                                       45,000               60,000               75,000               90,000
200,000                                       60,000               80,000              100,000              120,000
250,000                                       75,000              100,000              125,000              150,000
300,000                                       90,000              120,000              150,000              180,000
350,000                                      105,000              140,000              175,000              210,000
400,000                                      120,000              160,000              200,000              240,000
450,000                                      135,000              180,000              225,000              270,000
500,000                                      150,000              200,000              250,000              300,000


Each eligible employee with 30 or more years of credited service, or whose age and years of service add up to 85, is entitled to a total monthly annuity equal to 50% of their average base monthly salary for the period of 36 consecutive months in which their earnings were highest. The monthly annuity will be proportionately reduced if their years of credited service are less than 30. The compensation covered by the Great Plains Energy Pension Plan - base monthly salary - excludes any bonuses and other compensation. The Great Plains Energy Pension Plan provides that pension amounts are not reduced by Social Security benefits. The estimated credited years of service for the named executive officers in the Summary Compensation table are as follows:


                                                  Credited
           Officer                            Years of Service
------------------------------          ------------------------------
Bernard J. Beaudoin                                          21 years
Frank L. Branca                                              30 years
William H. Downey                                            8 months
Jeanie S. Latz                                               20 years
Douglas M. Morgan                                            23 years

Eligibility for supplemental retirement benefits is limited to officers selected by the Compensation Committee of the Board; all the named executive officers are participants. The annual target retirement benefit payable at the normal retirement date is equal to 2% of highest average earnings, as defined, for each year of credited service up to 30 (maximum of 60% of highest average earnings). The actual retirement benefit paid equals the target retirement benefit less retirement benefits payable under the management pension plan. A liability accrues each year to cover the estimated cost of future supplemental benefits.

The Internal Revenue Code imposes certain limitations on pensions that may be paid under tax qualified pension plans. In addition to the supplemental retirement benefits, the amount by which pension benefits exceed the limitations will be paid outside the qualified plan and accounted for by Great Plains Energy as an operating expense.

GREAT PLAINS ENERGY SEVERANCE AGREEMENTS

Great Plains Energy has severance agreements ("Great Plains Energy Severance Agreements") with certain of its senior executive officers, including the named executives, to ensure their continued service and dedication to Great Plains Energy and their objectivity in considering on behalf of Great Plains Energy any transaction which would change the control of Great Plains Energy. Under the Great Plains Energy Severance Agreements, a senior executive officer would be entitled to receive a lump-sum cash payment and certain insurance benefits during the three-year period after a Change in Control, (or, if later, the three-year period following the consummation of a transaction approved by Great Plains Energy's Shareholders constituting a Change in Control) if the officer's employment was terminated by:

o  Great Plains Energy other than for cause or upon death or disability;
o the senior executive officer for "Good Reason" (as defined in the Great Plains Energy Severance Agreements); and o the senior executive officer for any reason during a 30-day period commencing one year after the Change in Control or, if later, commencing one year following consummation of a transaction approved by Great Plains Energy's shareholders constituting a change in control (a "Qualifying Termination").

A Change in Control is defined as:
o an acquisition by a person or group of 20% or more of the Great Plains Energy common stock (other than an acquisition from or by Great Plains Energy or by a Great Plains Energy benefit plan); o a change in a majority of the Board; and o approval by the shareholders of a reorganization, merger or consolidation (unless shareholders receive 60% or more of the stock of the surviving Company) or a liquidation, dissolution or sale of substantially all of Great Plains Energy's assets.

Upon a Qualifying Termination, Great Plains Energy must make a lump-sum cash payment to the senior executive officer of: o the officer's base salary through the date of termination; o a pro-rated bonus based upon the average of the bonuses paid to the officer for the last five fiscal years; o any accrued vacation pay; o two or three times the officer's highest base salary during the prior 12 months; o two or three times the average of the bonuses paid to the officer for the last five fiscal years; o the actuarial equivalent of the excess of the officer's accrued pension benefits including supplemental retirement benefits computed without reduction for early retirement and including two or three additional years of benefit accrual service, over the officer's vested accrued pension benefits; and o the value of any unvested Great Plains Energy contributions for the benefit of the officer under the Great Plains Energy Employee Savings Plus Plan.

In addition, Great Plains Energy must offer health, disability and life insurance plan coverage to the officer and his dependents on the same terms and conditions that existed immediately prior to the Qualifying Termination for two or three years, or, if earlier, until the senior executive officer is covered by equivalent plan benefits. Great Plains Energy must make certain "gross-up" payments regarding tax obligations relating to payments under the Great Plains Energy Severance Agreements as well as provide reimbursement of certain expenses relating to possible disputes that might arise.

Payments and other benefits under the Great Plains Energy Severance Agreements are in addition to balances due under the Great Plains Energy Long- and Short-Term Incentive Plan. Upon a Change in Control (as defined in the Great Plains Energy Long-Term Incentive Plan), all stock options granted in tandem with limited stock appreciation rights will be automatically exercised.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 30, 2000, KLT Energy Services exercised an option to purchase 1,411,765 shares of Bracknell Corporation (Bracknell) common stock owned by Reardon Capital, L.L.C. (Reardon). KLT Energy Services received 1,136,789 common shares of Bracknell at $4.25 per share and a warrant to purchase the remaining 274,976 shares at an exercise price of $4.25 per share. On that date, the closing price of Bracknell stock was $6.80 per share. Reardon had granted the option to KLT Energy Services in connection with the acquisition by Bracknell of an investment owned by KLT Energy Services and Reardon. In May 2001, KLT Energy Services exercised its warrant for 274,976 shares at $4.25 per share and sold 278,600 shares of Bracknell common stock in June 2001 at $4.48 per share.

KLT Energy Services classified its investment in Bracknell as a trading security and reflected such investment at its market price. At December 31, 2000, the market value of KLT Energy Services' investment in Bracknell was $6.2 million or $5.56 per Bracknell share. In November 2001, Bracknell common stock ceased trading at a last sale price of $0.13 per share. As a result, during 2001, KLT Energy Services wrote off its investment in Bracknell.

Gregory Orman, President and Chief Executive Officer of KLT Energy Services owns 55% of the membership interests of Reardon in addition to 740,000 common shares (approximately 1%) of Bracknell. At December 31, 2001, Bracknell common stock is no longer traded.

In January of 1997, KLT Energy Services acquired approximately 71% of Custom Energy from Environmental Lighting Concepts. In February of 1999, Custom Energy acquired 100% of the outstanding ownership interest in Strategic Energy in exchange for 25% of the ownership interest in Custom Energy. Through a series of transactions, KLT Energy Services has increased its indirect ownership position in Strategic Energy to approximately 83% as of December 31, 2001. Environmental Lighting Concepts continues to own a 5.8% indirect ownership interest in Strategic Energy. Gregory Orman holds a 67% interest in Environmental Lighting Concepts.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board is composed of three independent directors. The Compensation Committee establishes and administers the policies and plans that govern compensation for the executive officers of Great Plains Energy. The Compensation Committee's recommendations are subject to approval by non-employee members of the Board. The Compensation Committee has not adopted a policy concerning the Internal Revenue Service's rules on the deductibility of compensation in excess of $1,000,000.

The executive compensation for Great Plains Energy's executive officers in 2001 was designed to attract and keep talented, key executives critical to Great Plains Energy's long-term success in a deregulated market and to support a performance-oriented environment. Base salaries in 2001 were established on the basis of:
o job responsibilities and complexity;
o individual performance under established guidelines; and
o competitiveness for comparable positions in companies of similar size within the industry.

The Compensation Committee also compared total executive compensation packages with national compensation surveys including data prepared for the Edison Electric Institute ("EEI") by Towers Perrin.

The Great Plains Energy Long- and Short-Term Incentive Compensation Plan (the "Incentive Plan") for executive officers based on Economic Value Added (EVA(R)) was designed to align the interests of management with shareholders. If shareholder value is increased by the amount of the annual EVA(R) goal, bonuses are paid at a target level that varies to reflect a participant's level of responsibility. A minimum level of EVA(R) improvement has to be achieved before any bonus is awarded. EVA(R) improvement above the annual goal results in payouts above the target level. In 2001, the EVA(R) goal was below the minimum level, and as a result no bonuses were paid.

Chief Executive Officer

In determining the base salary for Bernard J. Beaudoin, the Chief Executive Officer of Great Plains Energy in 2001, the Compensation Committee considered: o financial performance of Great Plains Energy; o cost and quality of services provided; o leadership in enhancing the long-term value of Great Plains Energy; and o relevant salary data including information supplied


Directors' and Executive Officers' rights to Indemnity

The state laws under which each of the System companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the System companies' charters or by-laws also provides for indemnification of directors and officers. Each of such company's articles of incorporation, charters, by-laws, or regulations identifying these rights to indemnify are incorporated by reference or contained herein as exhibits. In addition, the directors and officers of Great Plains Energy and subsidiaries are insured under one or more directors' and officers' liability policies. Great Plains Energy and one or more of its subsidiaries have entered into standard forms of indemnity agreements with their respective officers and directors.

ITEM 7. CONTRIBUTION AND PUBLIC RELATIONS

(1) Kansas City Power & Light Company has established a political action committee and has incurred, in accordance with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2) Expenditures, disbursements, or payments, in money, goods or services, directly or indirectly to or for the account of any citizens group, or public relations counsel were as follows during the reporting period of October 1, 2001 to December 31, 2001:



Name of Company                       Name of Recipient            Purpose             Account Charged      Amount
                                      Beneficiary
------------------------------------- ---------------------------- ------------------- ------------------ -------------

Kansas City Power & Light Company     Country Club Plaza
                                      Merchants Assoc.             Community activity   A&G Expense           $  90,000
Kansas City Power & Light Company     Folly Theatre                Community activity   A&G Expense           $  10,000
                                      Less than $10,000 -19        Community
Kansas City Power & Light Company     beneficiaries                activities           A&G Expense           $  56,638
                                                                   Kansas State
Wolf Creek Nuclear Operating          Less than $10,000 -1         government           Income
  Corporation                         beneficiary                  relations            deductions            $   6,031



ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies during the reporting period of October 1, 2001 to December 31, 2001 are as follows:


                                             Serving                           Receiving                Compensation
         Transaction                         Company                            Company                 (thousands)
------------------------------- ---------------------------------- ----------------------------------- ---------------
------------------------------- ---------------------------------- ----------------------------------- ---------------

Misc. services and materials    Kansas City Power & Light Company  Great Plains Energy Incorporated            $   49
                                                                   (Note 1)
Misc. services and materials    Kansas City Power & Light Company  Great Plains Power Incorporated             $  877
                                                                    (Note 1)
Misc. services and materials    Kansas City Power & Light Company  KLT Inc. (Note 2)                           $   74
Executive management            Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   14
General management              Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   18
Legal                           Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   18
Customer relations              Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   11
Marketing                       Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   16
Quality assurance               Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   31
Provider relations              Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   14
Accounting                      Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   29
Information technology          Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $   17
Admin. and other                Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $    3
Third party invoices            Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $  577
Corporate overhead              Kansas City Power & Light Company  Worry Free Service, Inc.  (Note 3)          $  125
Executive management            Kansas City Power & Light Company  Home Service Solutions Inc.                 $   24
                                                                   (Note 3)
Corporate overhead              Kansas City Power & Light Company  Home Service Solutions Inc.                 $   26
                                                                   (Note 3)
(Note 4)                        R.S. Andrews Enterprises, Inc.     (Note 4)                                    (Note 4)
Investment management           KLT Inc.                           KLT Energy Services Inc. (Note 1)           $    7
Investment management           KLT Inc.                           KLT Telecom Inc. (Note 1)                   $  199
Investment management           KLT Inc.                           KLT Investments Inc. (Note 1)               $    3
Investment management           KLT Inc.                           KLT Investments II Inc. (Note 1)            $    1
Investment management           KLT Inc.                           KLT Gas Inc. (Note 1)                       $   40






Note 1: Provided under informal arrangements. Provision of goods and services are authorized by Commission order (HCAR 27436).

Note 2: Provided under contracts dated February 18, 1993 and August 6, 2001, in effect as of December 31, 2001.

Note 3: Provided under contracts dated September 4, 1998, in effect as of December 31, 2001.

Note 4: R.S. Andrews Enterprises, Inc. provides for its subsidiaries, services including finance, accounting, human resource, fleet management, information technology, new business development, legal and insurance. During the period of October 1, 2001 through December 31, 2001, no direct or indirect charges or costs of capital were billed by R.S. Andrews Enterprises, Inc. to any of its subsidiaries.

Part II. Contracts to purchase services or goods during the reporting period of October 31, 2001 to December 31, 2001 from any affiliate (other than a System company) or from a company in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity securities.

Patrick Energy Corp. is a 50% member and the manager of Patrick KLT Gas, LLC. Pursuant to the operating agreement of Patrick KLT Gas, LLC, dated as of January 14, 2000, the manager provides management and operational services, and goods, to Patrick KLT Gas, LLC. In the reporting period nothing was paid on account of such services or goods.



Part III. The System companies do not employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services.






ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Neither Great Plains Energy Incorporated or any its subsidiaries held any interest in an exempt wholesale generator or a foreign utility company during the reporting period of October 1, 2001 to December 31, 2001.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS


Consolidated Financial Statements and Notes 1 through 19 to the Consolidated Financial Statements are incorporated herein by reference, in Exhibit A-1, in the combined Annual Report of Great Plains Energy Incorporated and Kansas City Power & Light Company on Form 10-K for the year 2001, as amended by Form 10-K/A. (Item 8. Consolidated Financial Statements).


The financial statements of inactive subsidiaries, and of subsidiaries which cannot be obtained are omitted.

By permission of the Staff of the Commission, consolidating cash flows are not presented for the following companies. These companies are included in the consolidated cash flows of Home Service Solutions, Inc.

Worry Free Service, Inc.
R.S. Andrews Enterprises, Inc.
RSA Services Termite & Pest Control, Inc.
R.S. Andrews Enterprises of Alabama, Inc.
R.S. Andrews Enterprises of Charleston, Inc.
R.S. Andrews Enterprises of Columbus, Inc.
R.S. Andrews Enterprises of Dallas, Inc.
R.S. Andrews Enterprises of Kansas, Inc.
R.S. Andrews Enterprises of South Carolina, Inc.
R.S. Andrews of Chattanooga, Inc.
R.S. Andrews of Fairfax, Inc.
R.S. Andrews of Maryland, Inc.
R.S. Andrews Services, Inc.
R.S. Andrews of Stuart II, Inc.
R.S. Andrews of Tidewater, Inc.
R.S. Andrews of Wilmington, Inc.
R.S. Andrews of Jonesboro, Inc.
R.S. Andrews Enterprises of Virginia, Inc.
R.S. Andrews Enterprises of Tennessee, Inc.


By permission of the Staff of the Commission, consolidating cash flows are not presented for the following companies. These companies are included in the consolidated cash flows of KLT Inc.

KLT Investments Inc.
KLT Investments II Inc.
KLT Energy Services Inc.
Custom Energy Holdings, L.L.C.
Strategic Energy, L.L.C.
KLT Gas Inc.
Apache Canyon Gas, L.L.C.
FAR Gas Acquisitions Corporation
Forest City, LLC Forest City Gathering, LLC KLT Gas Operating Company Patrick KLT Gas, LLC KLT Telecom Inc.
Advanced Measurement Solutions, Inc.
Copier Solutions, LLC
eChannel, Inc.

Municipal Solutions, L.L.C.
Telemetry Solutions, L.L.C.
Globalutilityexchange.com, LLC
DTI Holdings, Inc.
Digital Teleport, Inc.
Digital Teleport Nationwide LLC
Digital Teleport of Virginia, Inc.

Exhibits

F-1 The consent of the independent accountants as to their opinion on the consolidated financial statements and the footnotes of Great Plains Energy Incorporated and Subsidiaries for the year ended December 31, 2001 is included in Exhibit F-1.

F-2 The consent of the independent accountants as to their opinion on the financial statements of DTI Holdings, Inc. and Subsidiaries for the year ended December 31, 2001 is included in Exhibit F-2.

F-3 Consolidating Financial Statements of Great Plains Energy Incorporated for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-4 Consolidating Financial Statements of KLT Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-5 Consolidating Financial Statements of KLT Energy Services Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-6 Consolidating Financial Statements of KLT Telecom Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-7 Consolidating Financial Statements of KLT Gas Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-8 Consolidating Financial Statements of Home Service Solutions Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-9 Classified plant accounts and related depreciation or amortization reserve schedules included in the FERC Form No.1 of KCP&L. (Filed on Form SE)

F-10 Financial Statements of Kansas City Power & Light Receivables Company for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-11 Annual Report of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2001. (Filed on Form SE)

F-12 The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001 (pursuant to Rule 26 (b)). (Filed on Form SE)

F-13 The chart of accounts of R.S. Andrews Enterprises Inc. and its subsidiaries as of December 31, 2001 (pursuant to Rule 26 (b)). (Filed on Form SE)

EXHIBITS

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and made a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.


     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

A-1* Combined Annual Reports of Great Plains Energy Incorporated and of Kansas City Power & Light Company on Form 10-K for the year ended December 31, 2001, as amended by Form 10-K/A. (File Nos.
                    001-00707 and 000-33207)

B-1* Articles of Incorporation of Great Plains Energy Incorporated dated March 13, 2001 (Exhibit 3.i to Form 8-K filed October 1, 2001, File No. 000-33207)

B-2* Bylaws of Great Plains Energy Incorporated dated March 13, 2001 (Exhibit 3.ii to Form 8-K filed October 1, 2001, File No. 000-33207)

B-3* Restated Articles of Consolidation of Kansas City Power & Light Company, as amended October 1, 2001 (Exhibit 3-(i) to Form 10-Q for quarter ended September 30, 2001, File No. 001-00707)

B-4* Bylaws of Kansas City Power & Light Company, as amended and in effect on November 7, 2000 (Exhibit 3-b to Form 10-K for the year ended December 31, 2000, File No. 001-00707)

B-5                 Articles of Incorporation of Great Plains Power Incorporated
                   (filed on Form SE)

B-6 Bylaws dated February 6, 2001 of Great Plains Power Incorporated (filed on Form SE)

B-7 Articles of Incorporation as amended February 4, 2000 of Kansas City Power & Light Receivables Company (filed on Form SE)

B-8                 Bylaws of Kansas City Power & Light Receivables Company
                    (filed on Form SE)

B-9 Amended and Restated Certificate of Incorporation dated December 30, 1993 of Wolf Creek Nuclear Operating Corporation (filed on Form SE)

B-10 Bylaws as amended December 1, 1993 of Wolf Creek Nuclear Operating Corporation (filed on Form SE)

B-11 Certificate of Amendment to Articles of Incorporation of Home Service Solutions Inc. (filed on Form SE)

B-12                Bylaws dated May 7, 1998 of Home Service Solutions, Inc.
                    (filed on Form SE)

B-13 Certificate of Amendment to Articles of Incorporation of Worry Free Service, Inc. (filed on Form SE)

B-14                Bylaws dated January 29, 1997 of Worry Free Service, Inc.

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

B-15                Certificate of Incorporation dated May 22, 1998 of R.S.
                    Andrews Enterprises, Inc. (filed on Form SE)

B-16                Bylaws of R.S. Andrews Enterprises, Inc. (filed on Form SE)

B-17                Articles of Incorporation as amended July 31, 1998 of R.S.
                    Andrews Termite & Pest Control, Inc. (filed on Form SE)

B-18                Bylaws of R.S. Andrews Termite & Pest Control, Inc.
                   (filed on Form SE)

B-19 Articles of Incorporation of R.S. Andrews Enterprises of Alabama, Inc. (filed on Form SE)

B-20                Bylaws of R.S. Andrews Enterprises of Alabama, Inc.
                    (filed on Form SE)

B-21 Articles of Incorporation of R.S. Andrews Enterprises of Charleston, Inc. (filed on Form SE)

B-22                Bylaws of R.S. Andrews Enterprises of Charleston, Inc.
                    (filed on Form SE)

B-23 Articles of Incorporation of R.S. Andrews Enterprises of Columbus, Inc. (filed on Form SE)

B-24                Bylaws of R.S. Andrews Enterprises of Columbus, Inc.
                    (filed on Form SE)

B-25 Articles of Incorporation of R.S. Andrews Enterprises of Dallas, Inc. (filed on Form SE)

B-26 Bylaws of R.S. Andrews Enterprises of Dallas, Inc. (filed on Form SE)

B-27 Articles of Incorporation of R.S. Andrews Enterprises of Kansas, Inc. (filed on Form SE)

B-28 Bylaws of R.S. Andrews Enterprises of Kansas, Inc. (filed on Form SE)

B-29 Articles of Incorporation of R.S. Andrews Enterprises of South Carolina, Inc. (filed on Form SE)

B-30                Bylaws of R.S. Andrews Enterprises of South Carolina, Inc.
                    (filed on Form SE)

B-31 Articles of Incorporation of R.S. Andrews of Chattanooga, Inc. (filed on Form SE)

B-32                Bylaws of R.S. Andrews of Chattanooga, Inc. (filed on Form
                    SE)

B-33                Articles of Incorporation of R.S. Andrews of Fairfax, Inc.
                    (filed on Form SE)

B-34                Bylaws of R.S. Andrews of Fairfax, Inc. (filed on Form SE)

B-35                Articles of Incorporation of R.S. Andrews of Maryland, Inc.
                    (filed on Form SE)

B-36                Bylaws of R.S. Andrews of Maryland, Inc. (filed on Form SE)

B-37                Articles of Incorporation of R.S. Andrews Services, Inc.
                    (filed on Form SE)

B-38                Bylaws of R.S. Andrews Services, Inc. (filed on Form SE)

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

B-39                Articles of Incorporation of R.S. Andrews of Stuart II, Inc.
                    (filed on Form SE)

B-40                Bylaws of R.S. Andrews of Stuart II, Inc. (filed on Form SE)

B-41                Articles of Incorporation of R.S. Andrews of Tidewater, Inc.
                    (filed on Form SE)

B-42                Bylaws of R.S. Andrews of Tidewater, Inc. (filed on Form SE)

B-43 Articles of Incorporation of R.S. Andrews of Wilmington, Inc. (filed on Form SE)

B-44                Bylaws of R.S. Andrews of Wilmington, Inc. (filed on Form
                    SE)

B-45                Articles of Incorporation of R.S. Andrews of Jonesboro, Inc.
                    (filed on Form SE)

B-46                Bylaws of R.S. Andrews of Jonesboro, Inc. (filed on Form SE)

B-47 Articles of Incorporation of R.S. Andrews Enterprises of Virginia, Inc. (filed on Form SE)

B-48 Bylaws of R.S. Andrews Enterprises of Virginia, Inc. (filed on Form SE)

B-49 Articles of Incorporation of R.S. Andrews Enterprises of Tennessee, Inc. (filed on Form SE)

B-50                Bylaws of R.S. Andrews Enterprises of Tennessee, Inc.
                    (filed on Form SE)

B-51 Amended and Restated Articles of Incorporation of Premier Service Systems, Inc. (filed on Form SE)

B-52                Articles of Dissolution of Premier Service Systems, Inc.
                    dated December 31, 2001 (filed on Form SE)

B-53                Bylaws of Premier Service Systems, Inc. (filed on Form SE)

B-54                Articles of Incorporation of RSA Services of Florida, Inc.
                    (filed on Form SE)

B-55                Articles of Dissolution of RSA Services of Florida, Inc.
                    dated December 31, 2001 (filed on Form SE)

B-56                Articles of Incorporation of  R.S. Andrews of DeSoto, Inc.
                    (filed on Form SE)

B-57                Articles of Dissolution of R.S. Andrews of DeSoto, Inc.
                    dated December 31, 2001 (filed on Form SE)

B-58 Articles of Incorporation of R.S. Andrews Enterprises of Florida, Inc. (filed on Form SE)

B-59                Articles of Incorporation of R.S. Andrews of Grapevine, Inc.

B-60                Articles of Dissolution of R.S. Andrews of Grapevine, Inc.
                    dated December 31, 2001 (filed on Form SE)

B-61 Articles of Incorporation of R.S. Andrews Home Warranty of Florida, Inc. (filed on Form SE)

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

B-62 Articles of Dissolution of R.S. Andrews Home Warranty of Florida, Inc. dated December 31, 2001 (filed on Form SE)

B-63 Articles of Incorporation of R.S. Andrews Home Warranty of Texas, Inc. (filed on Form SE)

B-64 Articles of Dissolution of R.S. Andrews Home Warranty of Texas, Inc. dated December 31, 2001 (filed on Form SE)

B-65                Articles of Incorporation of R.S. Andrews of Orlando, Inc.
                    (filed on Form SE)

B-66                Articles of Dissolution of R.S. Andrews of Orlando, Inc.
                    dated December 31, 2001 (filed on Form SE)

B-67 Articles of Incorporation of R.S. Andrews of Palm Beach, Inc. (filed on Form SE)

B-68                Bylaws of R.S. Andrews of Palm Beach, Inc. (filed on Form
                    SE)

B-69 Articles of Incorporation of R.S. Andrews of Sacramento, Inc. (filed on Form SE)

B-70                Articles of Dissolution of R.S. Andrews of Sacramento, Inc.
                    dated December 31, 2001 (filed on Form SE)

B-71 Articles of Incorporation of R.S. Andrews Showcase of Atlanta, Inc. (filed on Form SE)

B-72 Articles of Dissolution of R.S. Andrews Showcase of Atlanta, Inc. dated December 31, 2001 (filed on Form SE)

B-73                Articles of Incorporation of R.S. Andrews of Florida, Inc.
                    (filed on Form SE)

B-74                Bylaws of R.S. Andrews of Florida, Inc. (filed on Form SE)

B-75 Articles of Incorporation of R.S. Andrews of Grand Prairie, Inc. (filed on Form SE)

B-76                Articles of Incorporation of R.S. Andrews of Stuart I, Inc.
                    (filed on Form SE)

B-77                Articles of Dissolution of R.S. Andrews of Stuart I, Inc.
                    dated December 31, 2001 (filed on Form SE)

B-78                Bylaws of R.S. Andrews of Stuart I, Inc. (filed on Form SE)

B-79 Articles of Incorporation of R.S. Andrews Enterprises of Topeka, Inc. (filed on Form SE)

B-80 Articles of Dissolution of R.S. Andrews Enterprises of Topeka, Inc. dated December 31, 2001 (filed on Form SE)

B-81 Articles of Incorporation of R.S. Andrews of Vero Beach, Inc. (filed on Form SE)

B-82                Articles of Dissolution of R.S. Andrews of Vero Beach, Inc.
                    dated December 31, 2001 (filed on Form SE)

B-83                Articles of Incorporation, with amendments, of KLT Inc.
                    (filed on Form SE)

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

B-84                Bylaws of KLT Inc., as amended through February 12, 2001
                    (filed on Form SE)

B-85 Amended Articles Accepting Close Corporation Law dated May 22, 2000 of KLT Investments Inc. (filed on Form SE)

B-86 Amended and Restated Bylaws of KLT Investments Inc. (filed on Form SE)

B-87 Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Investments II Inc. (filed on Form SE)

B-88                Amended and Restated Bylaws of KLT Investments II Inc.

B-89 Certificate of Incorporation dated April 25, 1997 of Energetechs, Inc. (filed on Form SE)

B-90                Bylaws of Energetechs, Inc. (filed on Form SE)

B-91 Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Energy Services Inc. (filed on Form SE)

B-92 Bylaws of KLT Energy Services Inc., as amended through July 3, 2000 (filed on Form SE)

B-93 Certification of Formation, with amendments, of Custom Energy Holdings, LLC (filed on Form SE)

B-94 Amended and Restated Limited Liability Company Agreement dated December 31, 1999 of Custom Energy Holdings, LLC (filed on Form SE)

B-95 Certificate of Formation dated September 24, 1998 of Strategic Energy, LLC (filed on Form SE)

B-96 Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC (filed on Form SE)

B-97 Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Gas Inc. (filed on Form SE)

B-98                Amended and Restated Bylaws of KLT Gas Inc. (filed on Form
                    SE)

B-99 Certificate of Formation dated December 19, 1995 of Apache Canyon Gas, LLC (filed on Form SE)

B-100 Amended and Restated Operating Agreement dated March 17, 1999 of Apache Canyon Gas, LLC (filed on Form SE)

B-101 Articles of Incorporation, with amendments, of Far Gas Acquisition Corporation (filed on Form SE)

B-102 Amended and Restated Bylaws of Far Gas Acquisition Corporation (filed on Form SE)

B-103 Certificate of Formation dated May 31, 2001 of Forest City, LLC (filed on Form SE)

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

B-104 Limited Liability Company Agreement dated May 31, 2001 of Forest City, LLC (filed on Form SE)

B-105               Certificate of Formation of Forest City Gathering, LLC
                    (filed on Form SE)

B-106 Limited Liability Company Agreement dated August 3, 2001 of Forest City Gathering, LLC (filed on Form SE)

B-107 Articles of Incorporation for a Close Corporation dated May 20, 1999 of KLT Gas Operating Company (filed on Form SE)

B-108               Bylaws of KLT Gas Operating Company (filed on Form SE)

B-109 Certificate of Limited Liability Company of Patrick KLT Gas, LLC (filed on Form SE)

B-110 Members Agreement/Operating Agreement of Patrick KLT Gas, LLC (filed on Form SE)

B-111 Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Telecom Inc. (filed on Form SE)

B-112               Amended and Restated Bylaws of KLT Telecom Inc. (filed on
                    Form SE)

B-113 Certificate of Incorporation, with amendments, of Advanced Measurement Solutions, Inc. (filed on Form SE)

B-114 Bylaws dated June 5, 1997 of Digital Systems Engineering, Inc. (now known as Advanced Measurement Solutions, Inc.) (filed on Form SE)

B-115 Certificate of Organization Limited Liability Company dated May 12, 1998 of Copier Solutions, LLC (filed on Form SE)

B-116 Operating Agreement dated June 2, 1998 of Copier Solutions, LLC (filed on Form SE)

B-117 Restated Certificate of Incorporation dated February 12, 1999 of eChannel, Inc. (filed on Form SE)

B-118 Certificate of Formation, with amendments, of Municipal Solutions, Inc. (filed on Form SE)

B-119 Limited Liability Company Agreement dated January 9, 1997 of Municipal Solutions, LLC (filed on Form SE)

B-120 Certificate of Formation, with amendments, of Telemetry Solutions, LLC (filed on Form SE)

B-121 Limited Liability Company Agreement dated January 9, 1997 of Telemetry Solutions, LLC (filed on Form SE)

B-122 Certificate of Organization Limited Liability Company dated August 17, 2000 of Globalutilityexchange.com, LLC (filed on Form SE)

B-123 Restated Articles of Incorporation dated April 16, 1998 of DTI Holdings, Inc. (filed on Form SE)

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

B-124 Bylaws of DTI Holdings, Inc., as amended through April 19, 2001 (filed on Form SE)

B-125 Second Restated Articles of Incorporation dated April 16, 1998 of Digital Teleport, Inc. (filed on Form SE)

B-126 Bylaws of Digital Teleport, Inc., as amended through April 19, 2001 (filed on Form SE)

B-127 Articles of Organization dated October 31, 2001 of Digital Teleport Nationwide, LLC (filed on Form SE)

B-128 Articles of Incorporation dated September 18, 1998 of Digital Teleport of Virginia, Inc. (filed on Form SE)

B-129               Bylaws of Digital Teleport of Virginia, Inc. (filed on Form
                    SE)

B-130*              Shareholders Agreement among DTI Holdings, Inc., Richard D.
                    Weinstein and KLT Telecom Inc. dated February 6, 2001 (Exhibit 10.31 to DTI Holdings, Inc. Form 10-Q for the quarter ended March 31, 2001, File No. 333-50049)

B-131* Purchase Agreement by and between DTI Holdings, Inc. and the Initial Purchasers named therein, dated as of February 13, 1998 (Exhibit 10.30 to the DTI Holdings, Inc. S-4, File No. 333-50049)

B-132* Warrant Agreement by and between DTI Holdings, Inc. and The Bank of New York, as Warrant Agent, dated February 23, 1998 (Exhibit 4.3 to the DTI Holdings, Inc. S-4, File No. 333-50049)

B-133* Warrant Registration Rights Agreement by and among DTI Holdings, Inc. and the Initial Purchasers named therein, dated February 23, 1998 (Exhibit 4.4 to the DTI Holdings, Inc. S-4, File No. 333-50049)

B-134* Warrant agreement, by and among Digital Teleport, Inc. and Banque Indosuez expiring October 21, 2007 (Exhibit 4.13 to DTI Holdings, Inc. Annual Report on Form 10K for the period ended June 30, 2000, File No. 333-50049)

B-135*              Long-Term Incentive Award Plan of DTI Holdings, Inc.
                    (Exhibit 2.2 to the DTI Holdings, Inc. S-4, File No. 333-50049)

B-136* DTI Holdings, Inc. 2001 Stock Option Plan (Exhibit 10.32 to the DTI Holdings, Inc. Form 10-Q for the quarter ended March 31, 2001, File No. 333-50049)

B-137*              Amended DTI Holdings, Inc. 2001 Stock Option Plan (Exhibit
                    10.35 to the DTI Holdings, Inc. Form 10-Q for the quarter ended June 30, 2001, File No. 333-50049)

B-138* Great Plains Energy Incorporated Long-Term Incentive Plan (Exhibit 28 to Registration Statement,
                    Registration 33-42187)

B-139* Great Plains Energy Annual Incentive Compensation Plan, dated February 2001 (Exhibit 10-c to Form 10-K for the year ended December 31, 2000, File No. 1-707)

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

C-1* General Mortgage and Deed of Trust dated as of December 1, 1986, between KCP&L and UMB Bank, n.a. (formerly United Missouri Bank) of Kansas City, N.A., Trustee (Exhibit 4-bb to Form 10-K for the year ended December 31, 1986, File No. 001-00707)

C-2* Fourth Supplemental Indenture dated as of February 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4- y to Form 10-K for year ended December 31, 1991, File No. 001-00707)

C-3* Fifth Supplemental Indenture dated as of September 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4- a to Form 10-Q for the quarter ended September 30, 1992, File No. 001-00707)

C-4* Sixth Supplemental Indenture dated as of November 1, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-z to Registration Statement, Registration No. 33-54196)

C-5* Seventh Supplemental Indenture dated as of October 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4- a to Form 10-Q for the quarter ended September 30, 1993, File No. 001-00707)

C-6* Eighth Supplemental Indenture dated as of December 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4 to Registration Statement, Registration No. 33-51799)

C-7* Ninth Supplemental Indenture dated as of February 1, 1994, to Indenture dated as of December 1, 1986 (Exhibit 4-h to Form 10-K for year ended December 31, 1993, File No. 001-00707)

C-8* Tenth Supplemental Indenture dated as of November 1, 1994, to Indenture dated as of December 1, 1986 (Exhibit 4-I to Form 10-K for year ended December 31, 1994, File No. 001-00707)

C-9* Indenture for Medium-Term Note Program dated as of February 15, 1992, between KCP&L and The Bank of New York (Exhibit 4-bb to Registration Statement, Registration No. 33-45736)

C-10* Indenture for Medium-Term Note Program dated as of November 15, 1992, between KCP&L and The Bank of New York (Exhibit 4-aa to Registration Statement, Registration No. 33-54196)

C-11* Indenture for Medium-Term Note Program dated as of November 17, 1994, between KCP&L and The Bank of New York (Exhibit 4-s to Form 10-K for year ended December 31, 1994, File No. 001-00707)

C-12* Indenture for Medium-Term Note Program dated as of December 1, 1996, between KCP&L and The Bank of New York (Exhibit 4 to Registration Statement, Registration No. 333-17285)

C-13* Amended and Restated Declaration of Trust of KCP&L Financing I dated April 15, 1997 (Exhibit 4-a to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

C-14* Indenture dated as of April 1, 1997 between the Company and The First National Bank of Chicago, Trustee (Exhibit 4-b to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

C-15* First Supplemental Indenture dated as of April 1, 1997 to the Indenture dated as of April 1, 1997 between the Company and The First National Bank of Chicago, Trustee (Exhibit 4-c to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

C-16* Indenture dated as of December 1, 2000, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-a to Report on Form 8-K dated December 18, 2000, File No. 001-00707)

C-17* Purchase and Sale Agreement dated October 29, 1999 between KCP&L and Kansas City Power & Light Receivables Company (Exhibit 10-m to Form 10-K for year ended December 31, 1999, File No.
                    001-00707)

C-18* Mandatorily Redeemable Preferred Securities (8.3%) dated November 1, 1997 by Kansas City Power & Light Company (Form 10-Q dated May 9, 1997, File No. 001-00707)

C-19* Amended and Restated Lease dated as of October 12, 2001 between Kansas City Power & Light Company and Wells Fargo Bank Northwest, National Association (Exhibit C-26 to Form 10-K for year ended December 31, 1999, File No. 001-00707)

C-20* Indenture by and between DTI Holdings, Inc. and The Bank of New York, as Trustee, for 12 1/2% Senior Discount Notes due 2008, dated February 23, 1998 (Exhibit 4.1 to DTI Holdings, Inc. S-4, File No. 333-50049)

D-1 Tax Allocation Agreement among Great Plains Energy Incorporated and subsidiaries, dated as of October 1, 2001

D-2 Amendment to Tax Allocation Agreement among Great Plains Energy Incorporated and subsidiaries, effective as of October 1, 2001

E-1 KCP&L Employee Electrical Appliance and Computer Sales Program (filed on Form SE)

E-2                 KCP&L Residential Heating and Cooling Systems Program
                    (filed on Form SE)

F-1 The consent of the independent accountants as to their opinion on the consolidated financial statements and the footnotes of Great Plains Energy Incorporated and Subsidiaries for the year ended December 31, 2001 is included in Exhibit F-1.

F-2 The consent of the independent accountants as to their opinion on the financial statements of DTI Holdings, Inc. and Subsidiaries for the year ended December 31, 2001 is included in Exhibit F-2.

F-3 Consolidating Financial Statements of Great Plains Energy Incorporated for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-4 Consolidating Financial Statements of KLT Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-5 Consolidating Financial Statements of KLT Energy Services Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-6 Consolidating Financial Statements of KLT Telecom Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

     Exhibit
   Designation                         Description of Exhibit
--------------------------------------------------------------------------------

F-7 Consolidating Financial Statements of KLT Gas Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-8 Consolidating Financial Statements of Home Service Solutions Inc. for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-9 Classified plant accounts and related depreciation or amortization reserve schedules included in the FERC Form No.1 of KCP&L. (Filed on Form SE)

F-10 Financial Statements of Kansas City Power & Light Receivables Company for the year ended December 31, 2001. (Filed pursuant to Rule 104(b)).

F-11 Annual Report of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2001. (Filed on Form SE)

F-12 The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001 (pursuant to Rule 26 (b)). (Filed on Form
                    SE)

F-13 The chart of accounts of R.S. Andrews Enterprises Inc. and its subsidiaries as of December 31, 2001 (pursuant to Rule 26 (b)). (Filed on Form SE)

SIGNATURE

Great Plains Energy Incorporated, a registered holding company, has duly caused this annual report for the year ended December 31, 2001, to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                                Great Plains Energy Incorporated



                                                /s/ Andrea F. Bielsker
                                                Andrea F. Bielsker

                                                Vice President - Finance,
                                                Chief Financial Officer and
                                                Treasurer


April 30, 2002